Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED ARTICLES OF INCORPORATION

On May 1, 2020, Olympic Steel, Inc., with the prior approval of its Board of Directors and shareholders, filed an amendment (the “Amendment”) to its Amended and Restated Articles of Incorporation (the “Articles”) with the Secretary of State for the State of Ohio. The Amendment, which became effective upon filing, added the following language as a new second paragraph under Article VI of the Amended and Restated Articles of Incorporation:

“At each meeting of shareholders at which directors are to be elected, a candidate for director shall be elected only if the votes “for” the candidate exceed the votes “against” the candidate. Abstentions and broker non-votes shall not be counted as votes “for” or “against” a candidate. Notwithstanding the foregoing, if the Board of Directors determines that the number of candidates exceeds the number of directors to be elected, then in that election the candidates receiving the greatest number of votes (up to the number of directors to be elected) shall be elected.”